UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ZBB Energy Corporation
      (Exact name of registrant as specified in charter)

Wisconsin	001-33540	39-1987014
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

N93 W14475 Whittaker Way, Menomonee Falls, Wisconsin	53051
(Address of principal executive offices)	(Zip Code)

Dilek Wagner                                                           (262) 253-9800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

ZBB Energy Corporation (together with its consolidated subsidiaries, “ZBB” or the “Company”) evaluated its current product lines and determined that certain products the Company contracts to manufacture contained tin, tungsten, tantalum and/or gold (the “Conflict Minerals”) and that these conflict minerals were necessary to the functionality or production of those products. As a result, ZBB conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any of the conflict minerals contained in ZBB’s products originated in the Democratic Republic of the Congo or any adjoining country (the “Covered Countries”) or were from recycled or scrap sources.

Our RCOI consisted of the following:

1.	Educating certain employees about Conflict Minerals and our reporting obligation.

2.	Determining products and the component parts and materials containing Conflict Minerals, or using engineering knowledge, would be expected to use Conflict Minerals during production.

3.	Identifying the suppliers from which we purchase products or product components that may contain Conflict Minerals.

4.	Educating our suppliers about the Conflict Minerals reporting obligation;

5.	Requesting information from our suppliers regarding the Conflict Mineral content of the products and components they provide and their knowledge on the source of any Conflict Minerals (the “Survey”);

6.	Collecting and analyzing information from suppliers who responded to the Survey; and

7.	Following up with suppliers that failed to respond or provided incomplete responses to the Survey.

We identified and contacted a total of six suppliers of Conflict Minerals related products and components. Five of these suppliers responded to our request for information for country of origin information. Upon completion of the RCOI, we were unable to determine that none of the Conflict Minerals contained in our products originated in the Covered Countries or were from recycled or scrap sources.

For this reason, ZBB has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD. A copy of the Conflict Minerals Report is publicly available at www.zbbenergy.com.

Section 2 – Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZBB Energy Corporation
Dated: June 2, 2014
By: /s/ Dilek Wagner
Name: Dilek Wagner
Title: Vice President, Finance